Exhibit 99.3

Management’s Discussion & Analysis

The following Management’s Discussion and Analysis (“MD&A”), dated as of March 22, 2011, provides a detailed explanation of the financial and operating results of Advantage Oil & Gas Ltd. (“Advantage”, the “Corporation”, “us”, “we” or “our”) for the three months and year ended December 31, 2010 and should be read in conjunction with the audited consolidated financial statements. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and all references are to Canadian dollars unless otherwise indicated. All per barrel of oil equivalent (“boe”) amounts are stated at a conversion rate of six thousand cubic feet of natural gas being equal to one barrel of oil or liquids, based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Boes maybe misleading, particularly if used in isolation.

Forward-Looking Information

This MD&A contains certain forward-looking statements, which are based on our current internal expectations, estimates, projections, assumptions and beliefs. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar or related expressions. These statements are not guarantees of future performance.

In particular, forward-looking statements included in this MD&A include, but are not limited to, statements with respect to spending and capital budgets; capital expenditure programs; the focus of capital expenditures; availability of funds for our capital program; effect of asset dispositions in 2010 on financial performance; effect on production once current facilities and infrastructure expansion work in Glacier, Alberta have been completed; expected production from Phase III of the Glacier development project; our future operating and financial results; supply and demand for oil and natural gas; effect of natural gas prices on drilling activity and supply levels; projections of market prices and costs; effect of natural gas and oil prices on the Corporation's financial performance; the size of, and future net revenues from, reserves; the performance characteristics of our properties; effect on revenue of the Corporation's derivative and hedging activities; the Corporation's hedging strategy; effect of the Corporation's risk management activities; projected royalty rates; average royalty rates; plans to improve operating cost structure and effect on corporate operating costs; the amount of general and administrative expenses; terms of the Corporation's credit facility; estimated tax pools; terms of the transaction with Longview Oil Corp., including the timing of completion thereof; and the effect of implementation of International Financial Reporting Standards on financial results and the timing of implementation. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.

These forward-looking statements involve substantial known and unknown risks and uncertainties, many of which are beyond our control, including changes in general economic, market and business conditions; stock market volatility; changes to legislation and regulations and how they are interpreted and enforced; changes to investment eligibility or investment criteria; our ability to comply with current and future environmental or other laws; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; our success at acquisition, exploitation and development of reserves; unexpected drilling results, changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties; hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; competition from other producers; the lack of availability of qualified personnel or management; individual well productivity; ability to access sufficient capital from internal and external sources; credit risk; failure to complete the transaction with Longview Oil Corp.; and failure to receive all required regulatory approvals for the transaction with Longview Oil Corp. Many of these risks and uncertainties are described in the Corporation’s Annual Information Form which is available at www.sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this MD&A, Advantage has made assumptions regarding: conditions in general economic and financial markets; effects of regulation by governmental agencies; current commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labour; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; and receipt of all required regulatory approvals for the transaction with Longview Oil Corp.

Management has included the above summary of assumptions and risks related to forward-looking information provided in this MD&A in order to provide shareholders with a more complete perspective on Advantage's future operations and such information may not be appropriate for other purposes. Advantage’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Advantage will derive there from. Readers are cautioned that the foregoing lists of factors are not exhaustive. These forward-looking statements are made as of the date of this MD&A and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

This MD&A discusses historical financial and operating performance as well as forward-looking information for the Corporation excluding any potential impacts that may occur due to the successful completion of the transaction with Longview Oil Corp. (see section “Creation of Longview Oil Corp.”). As a result, historical financial and operating performance as well as forward-looking information may not be indicative of actual future performance.

Non-GAAP Measures

The Corporation discloses several financial measures in the MD&A that do not have any standardized meaning prescribed under GAAP. These financial measures include funds from operations and cash netbacks. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation’s principal business activities prior to the consideration of how those activities are financed or how the results are taxed. Investors should be cautioned that these measures should not be construed as an alternative to net income, cash provided by operating activities or other measures of financial performance as determined in accordance with GAAP. Advantage’s method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies.

Funds from operations, as presented, is based on cash provided by operating activities before expenditures on asset retirement and changes in non-cash working capital. Cash netbacks are dependent on the determination of funds from operations and include the primary cash revenues and expenses on a per boe basis that comprise funds from operations. Funds from operations reconciled to cash provided by operating activities is as follows:

	Three months ended				Year ended
	December 31				December 31
($000)	2010	2009	% change		2010	2009	% change
Cash provided by operating activities	$55,268	$39,383	40%		$202,494	$170,889	18%
Expenditures on asset retirement	1,811	947	91%		6,275	5,437	15%
Changes in non-cash working capital	(16,335)	7,951	(305	) %	(33,630)	21,349	(258)%
Funds from operations	$40,744	$48,281	(16	) %	$175,139	$197,675	(11)%

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Overview

	Three months ended				Year ended
	December 31				December 31
	2010	2009	% change		2010	2009	% change
Cash provided by operating activities ($000)	$55,268	$39,383	40%		$202,494	$170,889	18%
Funds from operations ($000)	$40,744	$48,281	(16	) %	$175,139	$197,675	(11	) %
per share (1)	$0.25	$0.29	(14	) %	$1.07	$1.29	(17	) %
per boe	$18.21	$23.24	(22	) %	$19.88	$20.11	(1	) %

(1) Based on basic weighted average shares outstanding.

Our financial and operating results during 2009 and 2010 have been impacted by dispositions completed during these years. In July 2009 we closed two major asset dispositions for net proceeds of $242.1 million representing production of approximately 8,100 boe/d. On May 31 and June 3, 2010, we closed two additional asset dispositions of non-core natural gas weighted properties for net proceeds of $66.5 million and representing production of approximately 1,700 boe/d. The net proceeds from the various dispositions were utilized to reduce outstanding debt. As a result of the dispositions, total funds from operations decreased for the three months and year ended December 31, 2010 compared to the same periods of 2009 with all revenues and expenses generally impacted.

For the year ended December 31, 2010 we continued to realize significant gains on derivatives which amounted to $45.1 million that has helped to offset the continued weak natural gas prices and positively impact funds from operations. Hedging gains in 2010 were lower than 2009 as we had a lower percentage of natural gas production hedged at lower average prices. Funds from operations has also benefited during this year from higher crude oil prices and continued cost reductions, such as operating costs and interest expense. Unfortunately, natural gas prices still remain weak and pose a continuing challenge to the entire natural gas industry. When comparing the current quarter to the third quarter of 2010, our funds from operations per boe increased 6% to $18.21/boe from $17.19/boe as both production and crude oil prices increased, partially offset by the impact of lower natural gas prices. Funds from operations per share decreased from 2009 due to the decrease in total funds from operations and the increase in shares outstanding attributable to 17 million shares issued in July 2009 as a result of an equity offering. Cash provided by operating activities has increased during 2010 as compared to the prior year due to the decrease in funds from operations being more than offset by increases in working capital deficit.

As a result of asset dispositions completed in 2009 and 2010 and changes in commodity prices, historical financial and operating performance may not be indicative of actual future performance.

The primary factor that causes significant variability of the Corporation’s cash provided by operating activities, funds from operations, and net income is commodity prices. Refer to the section “Commodity Prices and Marketing” for a more detailed discussion of commodity prices and our price risk management.

Revenue

	Three months ended				Year ended
	December 31				December 31
($000)	2010	2009	% change		2010	2009	% change
Natural gas excluding hedging	$34,081	$33,281	2%		$146,572	$154,889	(5)%
Realized hedging gains	12,871	20,325	(37	) %	55,360	83,162	(33)%
Natural gas including hedging	$46,952	$53,606	(12	) %	$201,932	$238,051	(15)%
Crude oil and NGLs
excluding hedging	$42,140	$49,229	(14	) %	$172,796	$188,116	(8)%
Realized hedging gains (losses)	(3,080)	(4,053)	(24	) %	(10,227)	3,325	(408)%
Crude oil and NGLs including hedging	$39,060	$45,176	(14	) %	$162,569	$191,441	(15)%
Total revenue (1)	$86,012	$98,782	(13	) %	$364,501	$429,492	(15)%
(1) Total revenue excludes unrealized derivative gains and losses.

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Revenue, excluding hedging, was negatively impacted for the three months and year ended December 31, 2010, as compared to 2009, primarily due to lower production attributable to our asset dispositions that closed in the third quarter of 2009 and the second quarter of 2010. Production net of asset dispositions increased 16% for the year ended December 31, 2010 as compared to 2009 as a result of our successful exploration and development activities. Natural gas revenue for 2010 benefited from significant increases to production at our Montney natural gas resource play at Glacier, Alberta where we have increased production capacity by 140% since December 31, 2009. Additional increases in production have been realized now that our facilities and infrastructure expansion work have been completed in the first quarter of 2011. Total revenue was also positively impacted by crude oil and NGLs prices, excluding hedging, that have been higher for 2010 as compared to 2009 and partially offset reduced production from asset dispositions. However, revenue has continued to be adversely impacted by natural gas prices that have been weak during the last two years due to many factors, including the recession in the North American economy that has generally reduced energy demand and higher North American natural gas production, both of which have maintained relatively high natural gas inventory levels.

Given the low natural gas price environment, our commodity price risk management program has delivered realized natural gas hedging gains of $12.9 million and $55.4 million for the three months and year ended December 31, 2010, respectively. As crude oil prices continued to strengthen throughout 2010, we realized crude oil hedging losses of $3.1 million and $10.2 million for the three months and year ended December 31, 2010, respectively. The Corporation enters derivative contracts whereby realized hedging gains and losses partially offset commodity price fluctuations, which can positively or negatively impact revenue. The realized natural gas hedging gains have been significant and helped us stabilize cash flows and ensure that our capital expenditure program is substantially funded by such cash flows.

Production

	Three months ended				Year ended
	December 31				December 31
	2010	2009	% change		2010	2009	% change
Natural gas (mcf/d)	106,125	84,466	26%		101,562	104,527	(3	) %
Crude oil (bbls/d)	4,886	5,985	(18	) %	5,076	7,225	(30	) %
NGLs (bbls/d)	1,734	2,503	(31	) %	2,126	2,283	(7	) %
Total (boe/d)	24,308	22,566	8%		24,129	26,929	(10	) %
Natural gas (%)	73%	62%			70%	65%
Crude oil (%)	20%	27%			21%	27%
NGLs (%)	7%	11%			9%	8%

Average daily production during the fourth quarter of 2010 increased 8% above the same period of 2009, with natural gas production increasing 26% while being offset by decreases in crude oil and NGLs production. Production from the fourth quarter of 2009 also included approximately 1,990 boe/d related to assets disposed in 2010. After excluding production from these asset dispositions, Advantage’s average daily production for the fourth quarter of 2010 increased approximately 18%, as compared to the same period of 2009. Average daily production for the fourth quarter of 2010 was comparable to the 24,287 boe/d reported in the third quarter of 2010 and our exit daily production rate for December 31, 2010 was approximately 25,000 boe/d, exceeding our guidance of exiting the year at 24,000 boe/d. Average annual production for 2010 was lower than 2009 due to the impact of asset dispositions which was partially offset by production growth at Glacier, Alberta. During the second quarter of 2010 our new 100% working interest gas plant (“Glacier gas plant”) was brought on-stream ahead of schedule with production rates exceeding 50 mmcf/d (8,300 boe/d). Due to stronger than expected well performance, we were able to further increase Glacier production ending the year exceeding 60 mmcf/d (10,000 boe/d). This year represented another milestone in the development of our significant Montney reserves and resource potential at Glacier by increasing production capacity 140%.

Phase III of our Glacier development project has progressed ahead of schedule and on-budget with production now exceeding 100 mmcf/d (16,667 boe/d). We have been very active in drilling, testing and completing wells at Glacier during the last half of 2010 and into 2011. An additional 100 mmcf/d (16,667 boe/d) of production capacity currently exists and additional wells will be brought on-stream as required to offset declines and maintain production. We expect corporate production to average approximately 26,600 to 27,200 boe/d for the first half of 2011 since completing the 100 mmcf/d Glacier gas plant expansion.

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Commodity Prices and Marketing

Natural Gas

	Three months ended				Year ended
	December 31				December 31
($/mcf)	2010	2009	% change		2010	2009	% change
Realized natural gas prices
Excluding hedging	$3.49	$4.28	(18	) %	$3.95	$4.06	(3)%
Including hedging	$4.81	$6.90	(30	) %	$5.45	$6.24	(13)%
AECO monthly index	$3.58	$4.18	(14	) %	$4.12	$4.12	-%

Realized natural gas prices, excluding hedging, were 18% lower for the three months ended and 3% lower for the year ended December 31, 2010 as compared to the same periods of 2009. Our realized natural gas prices, excluding hedging, for this quarter decreased 1% from the $3.51/mcf realized during the third quarter of 2010. Although natural gas prices have continued to remain weak, our commodity hedging strategy has resulted in realized natural gas prices, including hedging, that well exceed current market prices. Our realized natural gas prices, including hedging, have decreased during 2010 as compared to 2009 as we have less natural gas production hedged for this year at lower average prices. Nevertheless, our hedging program has significantly mitigated the negative impact from lower natural gas prices and has reduced the volatility of our cash flows.

During 2009 and 2010, natural gas prices have remained low from continued high US domestic natural gas production that has increased supply and the ongoing weaker North American economy that has negatively impacted demand. These factors have resulted in generally higher inventory during these years and has placed considerable downward pressure on natural gas prices. Heading into the 2009/2010 winter season, we saw strong inventory withdraws which helped to modestly strengthen prices relative to the prior lows experienced during the majority of 2009. However, as we exited the winter, natural gas prices significantly decreased and have remained weak throughout 2010. During the 2010/2011 winter we have seen respectable storage withdraws that has helped to reduce natural gas inventory to approximately the five-year average. Nevertheless, natural gas prices continue to remain weak as we exit the winter. We continue to believe in the longer-term price support for natural gas as reduced drilling for new resource based natural gas supplies and conventional natural gas will eventually reduce the supply levels. We continue to monitor these market developments closely and will be proactive in implementing an appropriate hedging strategy to mitigate the volatility in our cash flow as a result of fluctuations in natural gas prices.

Crude Oil and NGLs

	Three months ended			Year ended
	December 31			December 31
($/bbl)	2010	2009	% change	2010	2009	% change
Realized crude oil prices
Excluding hedging	$74.76	$70.86	6%	$72.80	$59.29	23%
Including hedging	$67.91	$63.50	7%	$67.28	$60.55	11%
Realized NGLs prices
Excluding hedging	$53.50	$44.34	21%	$48.88	$38.10	28%
Realized crude oil and NGLs prices
Excluding hedging	$69.19	$63.04	10%	$65.74	$54.20	21%
Including hedging	$64.14	$57.85	11%	$61.85	$55.16	12%
WTI ($US/bbl)	$85.18	$76.17	12%	$79.55	$61.93	28%
$US/$Canadian exchange rate	$0.99	$0.95	4%	$0.97	$0.88	10%

Realized crude oil and NGLs prices, excluding hedging, increased 10% and 21% for the three months and year ended December 31, 2010, as compared to the same periods of 2009. As compared to the third quarter of 2010, realized crude oil and NGLs prices, excluding hedging, have increased 12% for the fourth quarter of 2010. Advantage’s realized crude oil price may not change to the same extent as West Texas Intermediate (“WTI”), due to changes in the $US/$Canadian exchange rate and changes in Canadian crude oil differentials relative to WTI.

Advantage Oil & Gas Ltd. - 5

The price of WTI fluctuates based on worldwide supply and demand fundamentals. There has been significant price volatility experienced over the last several years whereby WTI reached historic high levels in the first half of 2008, followed by a record decline in the latter half of the year and into early 2009, the result of demand destruction brought on by the global recession. There was improvement during the last half of 2009 which continued during 2010 and significantly escalated into 2011 primarily influenced by middle-east civil unrest, with WTI currently trading at approximately US$104/bbl. However, we have also seen a constant strengthening of the $US/$Canadian exchange rate during these years such that our increase in realized price has been less than the improvement in WTI. We continue to believe that the long-term pricing fundamentals for crude oil will remain strong with supply management by the OPEC cartel and strong relative demand from many developing countries, such as China and India.

Commodity Price Risk

The Corporation’s financial results and condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely and are determined by economic and political factors. Supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions, impact prices. Any movement in oil and natural gas prices could have an effect on the Corporation’s financial condition and performance. Advantage has an established financial hedging strategy and may manage the risk associated with changes in commodity prices by entering into derivative contracts. Although these commodity price risk management activities could expose Advantage to losses or gains, entering derivative contracts helps us to stabilize cash flows and ensures that our capital expenditure program is substantially funded by such cash flows. To the extent that Advantage engages in risk management activities related to commodity prices, it will be subject to credit risk associated with counterparties with which it contracts. Credit risk is mitigated by entering into contracts with only stable, creditworthy parties and through frequent reviews of exposures to individual entities. In addition, the Corporation only enters into derivative contracts with major banks that are members of our credit facility syndicate and international energy firms to further mitigate associated credit risk. Our credit facilities also prohibit the Corporation from entering into any derivative contract where the term of such contract exceeds three years. Further, the aggregate of such contracts cannot hedge greater than 60% of total estimated petroleum and natural gas production over two years and 50% over the third year.

We have historically been active in entering financial contracts to protect future cash flows and currently the Corporation has the following derivatives in place:

Description of Derivative	Term	Volume	Average Price
Natural gas - AECO
Fixed price	April 2010 to January 2011	18,956 mcf/d	Cdn$7.25/mcf
Fixed price	January 2011 to December 2011	9,478 mcf/d	Cdn$6.24/mcf
Fixed price	January 2011 to December 2011	9,478 mcf/d	Cdn$6.24/mcf
Fixed price	January 2011 to December 2011	9,478 mcf/d	Cdn$6.26/mcf

Crude oil - WTI
Fixed price	April 2010 to January 2011	2,000 bbls/d	Cdn$69.50/bbl
Fixed price	January 2011 to December 2011	1,500 bbls/d	Cdn$91.05/bbl

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The derivative contracts have allowed us to fix the commodity price on anticipated production, net of royalties, as follows:

	Approximate Production	Average
Commodity	Hedged, Net of Royalties (1)	Price
Natural gas - AECO
January to March 2011	34%	Cdn$6.43/mcf
April to June 2011	22%	Cdn$6.24/mcf
July to September 2011	21%	Cdn$6.24/mcf
October to December 2011	22%	Cdn$6.24/mcf
Total 2011	25%	Cdn$6.30/mcf
Crude Oil - WTI
January to March 2011	41%	Cdn$84.42/bbl
April to June 2011	30%	Cdn$91.05/bbl
July to September 2011	32%	Cdn$91.05/bbl
October to December 2011	32%	Cdn$91.05/bbl
Total 2011	34%	Cdn$88.90/bbl

(1)Approximate production hedged is based on our estimated average production by quarter, net of estimated royalty payments.

For the year ended December 31, 2010, we recognized in income a net realized derivative gain of $45.1 million (December 31, 2009 - $86.5 million net realized derivative gain) on settled derivative contracts as a result of average market prices decreasing below our established average hedge prices. Our net realized derivative gain has decreased during 2010 as compared to 2009 as we have less natural gas production hedged for this year at lower average prices and we realized losses on our crude oil hedges as WTI prices increased. However, our successful commodity price risk management program continued to realize significant gains on derivatives for the year ended December 31, 2010 that has helped to offset the continued weak natural gas prices and positively impact funds from operations. As at December 31, 2010, the fair value of the derivative contracts outstanding and to be settled was a net asset of approximately $22.6 million, an increase of $5.4 million from the $17.2 million net asset recognized as at December 31, 2009. For the year ended December 31, 2010, this $5.4 million increase was recognized in income as an unrealized derivative gain (December 31, 2009 - $23.7 million unrealized derivative loss). The valuation of the derivatives is the estimated fair value to settle the contracts as at December 31, 2010 and is based on pricing models, estimates, assumptions and market data available at that time. As such, the recognized amounts are not cash and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices and foreign exchange rates as compared to the valuation assumptions. The Corporation does not apply hedge accounting and current accounting standards require changes in the fair value to be included in the consolidated statements of income (loss) and comprehensive income (loss) as an unrealized derivative gain or loss with a corresponding derivative asset and liability recorded on the balance sheet. These derivative contracts will settle in 2011 corresponding to when the Corporation will receive revenues from production.

Royalties

	Three months ended				Year ended
	December 31				December 31
	2010	2009	% change		2010	2009	% change
Royalties ($000)	$9,313	$11,390	(18	) %	$44,640	$49,010	(9	) %
per boe	$4.16	$5.49	(24	) %	$5.07	$4.99	2%
As a percentage of revenue, excluding hedging	12.2%	13.8%	(1.6	) %	14.0%	14.3%	(0.3	) %

Advantage pays royalties to the owners of mineral rights from which we have leases. The Corporation currently has mineral leases with provincial governments, individuals and other companies. Royalty expense includes the impact of gas cost allowance (“GCA”), which is a reduction of royalties payable to the Alberta Provincial Government to recognize capital and operating expenditures incurred in the gathering and processing of their share of natural gas production and does not generally fluctuate with natural gas prices. Total royalties paid and royalties as a percentage of revenue decreased for the three months ended December 31, 2010 compared to the same period of 2009 due to lower natural gas prices. For the year ended December 31, 2010, total royalties paid decreased due to lower revenue from reduced production attributable to our asset dispositions while royalties as a percentage of revenue was comparable.

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Our average corporate royalty rates are significantly impacted by the Alberta Provincial Government’s royalty framework that was revised effective January 1, 2009 for conventional oil, natural gas and oil sands whereby Alberta royalties are affected by depths, well production rates, and commodity prices. Additionally, the Alberta Provincial Government implemented a number of drilling incentive programs with reduced royalty rates over a period of time for qualifying wells. The majority of our wells brought on production since April 1, 2009 qualify and benefit from a 5% royalty rate on the first 500 mmcf produced or one-year, whichever occurs first, and a drilling credit of $200 per metre drilled that reduces capital spending. The drilling credit incentives are effective for qualifying wells drilled and brought on production from April 1, 2009 to March 31, 2011 while the reduced 5% royalty rate program was made a permanent incentive as of May 1, 2010. The Alberta Provincial Government also made changes in the Natural Gas Deep Drilling Program (“NGDDP”) which reduces the vertical depth requirement to 2,000 metres (from 2,500 metres) and makes the program permanent. As a result, all of our Montney horizontal wells at Glacier drilled after May 1, 2010 will qualify for the NGDDP which is estimated to provide an additional royalty incentive of $2.7 to $3.4 million for a typical horizontal well (a typical Advantage horizontal well at Glacier is 4,200 to 4,500 metres in total length). This royalty incentive results in an estimated 5 to 7% royalty rate for all Montney horizontal wells for the life of the well. This significantly lowers the natural gas price threshold required to drill economic wells and substantially improves the value of future reserves and upside potential at Glacier.

We expect our corporate royalty rate to be in the range of 13% to 15% for the first half of 2011. Alberta royalty rates will continue to fluctuate based on commodity prices, individual well productivity, and our ongoing capital development plans.

Operating Costs

	Three months ended				Year ended
	December 31				December 31
	2010	2009	% change		2010	2009	% change
Operating costs ($000)	$23,787	$22,847	4%		$93,875	$119,022	(21	) %
per boe	$10.64	$11.01	(3	) %	$10.66	$12.11	(12	) %

Total operating costs increased 4% for the three months ended December 31, 2010 and decreased 21% for the year ended December 31, 2010 as compared to the same periods of 2009. The reduction in total operating costs for 2010 has been primarily due to the sale of higher cost assets, increased production from Glacier and benefits of our ongoing optimization program. Total operating costs increased modestly during the fourth quarter of 2010 as compared to the same period of 2009 due to an 8% increase in corporate production and the impact of cold weather operations. Operating costs per boe decreased 12% from 2009 to 2010 and we anticipate corporate operating costs will decline further in 2011 as a result of increasing production at Glacier. Operating costs at Glacier during the fourth quarter of 2010 decreased to approximately $2.85/boe ($0.48/mcf) which has significantly improved the netbacks realized from our Montney gas production. We estimate that operating costs at Glacier will be further reduced to a target of approximately $1.80/boe ($0.30/mcf) at 100 mmcf/d due to the efficiencies created by increasing the production rate through our 100% owned Glacier gas plant. We will seek further opportunities to improve our operating cost structure and expect corporate operating costs for the first half of 2011 to be between $8.50 and $9.00/boe.

Advantage Oil & Gas Ltd. - 8

General and Administrative

	Three months ended				Year ended
	December 31				December 31
	2010	2009	% change		2010	2009	% change
General and administrative
Cash expense ($000)	$6,141	$8,613	(29	) %	$24,701	$29,162	(15)%
per boe	$2.75	$4.15	(34	) %	$2.80	$2.97	(6)%
Non-cash expense ($000)	$2,039	$2,270	(10	) %	$12,877	$10,173	27%
per boe	$0.91	$1.09	(17	) %	$1.46	$1.03	42%
Employees at December 31					128	129	(1)%

Cash general and administrative (“G&A”) expense for the three months and year ended December 31, 2010 has decreased as compared to the same periods of 2009 due to incremental costs incurred in 2009 associated with the asset dispositions (approximately $1.8 million for severance costs) and costs incurred for our corporate conversion and reorganization (approximately $2.5 million).

Non-cash G&A expense for the three months ended December 31, 2010 decreased 10% but increased 27% for the year ended December 31, 2010, as compared to the same periods of 2009. Non-cash G&A expense is primarily comprised of Advantage’s Restricted Share Performance Incentive Plan (“RSPIP” or the “Plan”) as approved by the shareholders with the purpose to retain and attract employees, to reward and encourage performance, and to focus employees on operating and financial performance that results in lasting shareholder return. The Plan authorizes the Board of Directors to grant restricted shares to service providers of the Corporation, including directors, officers, employees and consultants. The number of restricted shares granted is based on the Corporation’s share price return for a twelve-month period and compared to the performance of a peer group approved by the Board of Directors. The share price return is calculated at the end of each and every quarter and is primarily based on the twelve-month change in the share price. If the share price return for a twelve-month period is positive, a restricted share grant will be calculated based on the return. If the share price return for a twelve-month period is negative, but the return is still within the top two-thirds of the approved peer group performance, the Board of Directors may grant a discretionary restricted share award. Compensation cost related to the Plan is recognized as equity-based compensation expense within G&A expense over the service period and incorporates the share grant price, the estimated number of restricted shares to vest, and certain management estimates. For the year ended December 31, 2010, we granted 2,547,020 restricted shares at an average grant price of $6.93 per restricted share and recognized $16.1 million of equity-based compensation expense, including a non-cash amount of $13.4 million, related to restricted shares granted to service providers. During the year ended December 31, 2010 we issued 1,346,481 shares to service providers in accordance with the vesting provisions of the Plan. As at December 31, 2010, 2,925,868 restricted shares remain unvested and will vest to service providers over the next two years with a total of $8.1 million in compensation cost to be recognized over the future service periods.

Management Internalization

	Three months ended			Year ended
	December 31			December 31
	2010	2009	% change	2010	2009	% change
Management internalization ($000)	$-	$-	-%	$-	$1,724	(100	) %
per boe	$-	$-	-%	$-	$0.18	(100	) %

In 2006, Advantage Energy Income Fund (the “Fund”) and Advantage Investment Management Ltd. (the “Manager”) reached an agreement to internalize a pre-existing management contract arrangement. As part of the agreement, the Fund agreed to purchase all of the outstanding shares of the Manager pursuant to the terms of the arrangement, thereby eliminating the management fee and performance incentive effective April 1, 2006. The Trust Unit consideration issued in exchange for the outstanding shares of the Manager was placed in escrow for a three-year period and was deferred and amortized into income as management internalization expense over the specific vesting periods. As of June 23, 2009, the final Trust Units held in escrow vested and there is no subsequent management internalization expense recognized.

Advantage Oil & Gas Ltd. - 9

Interest on Bank Indebtedness

	Three months ended				Year ended
	December 31				December 31
	2010	2009	% change		2010	2009	% change
Interest expense ($000)	$3,414	$5,066	(33	) %	$13,545	$19,752	(31	) %
per boe	$1.53	$2.44	(37	) %	$1.54	$2.01	(23	) %
Average effective interest rate	4.9%	4.5%	0.4%		5.0%	4.9%	0.1%
Bank indebtedness at December 31 ($000)					$290,657	$250,262	16%

Total interest expense decreased 33% for the three months and 31% for the year ended December 31, 2010 as compared to 2009. During the first half of 2009, Advantage experienced significantly lower average interest rates as bank lending rates declined in response to rate reductions enacted by central banks to stimulate the economy. This reduced interest expense was partially offset by additional interest expense on a higher average debt balance during that period. In June 2009 our credit facility was renewed and was subject to generally higher basis point and stamping fee adjustments as was typically applied by financial institutions at that time. Therefore, our average effective interest rate during 2010 has been slightly higher than 2009; however, this was significantly offset by lower interest expense on the reduced average bank indebtedness that resulted from proceeds on various asset dispositions and both the equity financing and convertible debenture issuance during the periods. Bank indebtedness has increased in the fourth quarter of 2010 as expected due to progress of the Phase III capital expenditure program at Glacier. Our revolving credit facility was renewed in June 2010 and is subject to basis point and stamping fee adjustments ranging from 1.25% to 3.75%, depending on the Corporation’s debt to cash flow ratio. The Corporation’s interest rates are primarily based on short term bankers acceptance rates plus a stamping fee. We monitor the debt level to ensure an optimal mix of financing and cost of capital that will provide a maximum return to our shareholders. Our current credit facilities have been a favorable financing alternative with an effective interest rate of 5.0% for the year ended December 31, 2010.

Interest and Accretion on Convertible Debentures

	Three months ended				Year ended
	December 31				December 31
	2010	2009	% change		2010	2009	% change
Interest on convertible
debentures ($000)	$2,303	$2,344	(2	) %	$11,486	$13,676	(16	) %
per boe	$1.03	$1.13	(9	) %	$1.30	$1.39	(6	) %
Accretion on convertible
debentures ($000)	$939	$379	148%		$4,097	$2,354	74%
per boe	$0.42	$0.18	133%		$0.47	$0.24	96%
Convertible debentures maturity value at December 31 ($000)					$148,544	$218,471	(32	) %

Interest on convertible debentures for the three months and year ended December 31, 2010 has decreased compared to 2009 due to the maturity of the 8.25% debentures on February 1, 2009, the 8.75% debentures on June 30, 2009, the 7.50% debentures on October 1, 2009, and the 6.50% debentures on June 30, 2010. The reduced interest has been partially offset by additional interest on our 5.00% convertible debentures that were issued on December 31, 2009. Accretion on convertible debentures has increased for the three months and year ended December 31, 2010 as compared to the same periods of 2009 due to the higher accretion expense on the 5.00% convertible debentures as a result of the greater value assigned to the equity component of the debenture representing the conversion option available to debentureholders.

Advantage Oil & Gas Ltd. - 10

Depletion, Depreciation and Accretion

	Three months ended				Year ended
	December 31				December 31
	2010	2009	% change		2010	2009	% change
Depletion, depreciation
and accretion ($000)	$46,762	$52,284	(11	) %	$215,780	$256,882	(16	) %
per boe	$20.91	$25.18	(17	) %	$24.50	$26.13	(6	) %

Depletion and depreciation of petroleum and natural gas properties is provided on the “unit-of-production” method based on total proved reserves. Accretion represents the increase in the asset retirement obligation liability each reporting period due to the passage of time. The depletion, depreciation and accretion (“DD&A”) provision has decreased for the three months and year ended December 31, 2010 compared to 2009 due to reduced production from the asset dispositions that closed during the periods and a lower average rate of DD&A per boe. Our DD&A rate per boe has decreased considerably during 2010 as compared to 2009 due to a higher proportion of proved reserves as compared to capital expenditures and future development capital. This change has occurred primarily due to our successful exploration and development activities, particularly at Glacier, that contributed to a 33% increase in corporate proved reserves.

Taxes

Current taxes paid or payable for the year ended December 31, 2010 amounted to $1.3 million, comparable to the expense for the same period of 2009. Current taxes primarily represent Saskatchewan resource surcharge, which is based on the petroleum and natural gas revenues earned within the province of Saskatchewan.

Future income taxes arise from differences between the accounting and tax bases of our assets and liabilities. For the year ended December 31, 2010, the Corporation recognized a total future income tax reduction of $8.2 million compared to a future income tax reduction of $10.9 million for the same period of 2009. The future income tax reduction for 2010 is comparable to 2009, although the loss before taxes for the prior year was significantly higher, due to a $23.0 million future income tax expense impact recognized in the third quarter of 2009 related to the corporate conversion that was completed during that period. As at December 31, 2010, the Corporation had a total future income tax liability balance of $35.3 million, compared to $43.5 million at December 31, 2009. Canadian generally accepted accounting principles require that a future income tax liability be recorded when the book value of assets exceeds the balance of tax pools.

The Corporation has approximately $1.6 billion in tax pools and deductions at December 31, 2010, which can be used to reduce the amount of taxes payable by Advantage. The estimated tax pools in place at December 31, 2010 are as follows:

December 31, 2010
Estimated Tax Pools
($ millions)
Undepreciated Capital Cost	$413
Canadian Oil and Gas Property Expenses	138
Canadian Development Expenses	331
Canadian Exploration Expenses	44
Non-capital losses	633
Other	11
$1,570

Advantage has a federal non-capital loss carry forward balance of approximately $633 million (December 31, 2009 - $508 million). These losses expire between 2023 and 2030.

Advantage Oil & Gas Ltd. - 11

Net Loss

	Three months ended			Year ended
	December 31			December 31
	2010	2009	% change	2010	2009	% change
Net loss ($000)	$(18,169)	$(14,213)	28%	$(44,208)	$(86,426)	(49)%
per share - basic and diluted	$(0.11)	$(0.09)	22%	$(0.27)	$(0.56)	(52)%

Net loss and net loss per share increased for the three months ended December 31, 2010 but decreased for the year ended December 31, 2010, as compared to the same periods of 2009. During the third quarter of 2009 and the second quarter of 2010 we completed several asset dispositions that generally reduced all revenues and expenses as compared to the prior year. However, with our new 100% working interest Glacier gas plant that came on-stream during the second quarter of 2010, our corporate natural gas production has increased 26% as compared to the fourth quarter of 2009 thereby exceeding disposed production. Revenue for 2010 was positively impacted by higher crude oil prices as compared to 2009 but our major challenge continues to be the natural gas price environment that has remained weak and adversely impacts revenue, which generally results in our recognized net loss regardless of other significant positive accomplishments during the year. Low revenues were partially mitigated by our commodity hedging program that resulted in a net realized derivative gain of $45.1 million for the year ended December 31, 2010 and a non-cash unrealized derivative gain of $5.4 million relating to the valuation of commodity hedging contracts outstanding as at December 31, 2010 that will not settle until 2011. Our realized derivative gain has decreased during 2010 as compared to 2009 as we have less natural gas production hedged for this year at lower average prices and we realized losses on our crude oil hedges as WTI prices increased. We continue to experience low royalty rates due to weak natural gas prices and Alberta Provincial royalty reduction incentive plans relative to our capital development program. Operating costs have continued to improve through increased production volumes at Glacier, divestment of higher cost non-core assets and an aggressive optimization program that continues to demonstrate positive benefits. We anticipate that corporate operating costs will further improve as a result of lower cost production from our Glacier property that is currently producing in excess of 100 mmcf/d. Our net loss for 2010 is also lower relative to 2009 due to significant costs incurred during the third quarter of 2009 attributed to the corporate conversion, including the recognition of several one-time costs in G&A expense and a future income tax expense of $23.0 million.

Cash Netbacks

	Three months ended				Year ended
	December 31				December 31
	2010		2009		2010		2009
	$000	per boe	$000	per boe	$000	per boe	$000	per boe
Revenue	$76,221	$34.08	$82,510	$39.74	$319,368	$36.26	$343,005	$34.90
Realized gain on derivatives	9,791	4.38	16,272	7.84	45,133	5.12	86,487	8.80
Royalties	(9,313)	(4.16)	(11,390)	(5.49)	(44,640)	(5.07)	(49,010)	(4.99)
Operating costs	(23,787)	(10.64)	(22,847)	(11.01)	(93,875)	(10.66)	(119,022)	(12.11)
Operating	$52,912	$23.66	$64,545	$31.08	$225,986	$25.65	$261,460	$26.60
General and administrative (1)	(6,141)	(2.75)	(8,613)	(4.15)	(24,701)	(2.80)	(29,162)	(2.97)
Interest (2)	(3,376)	(1.51)	(5,003)	(2.41)	(13,346)	(1.52)	(19,667)	(2.00)
Interest on convertible debentures (2)	(2,303)	(1.03)	(2,344)	(1.13)	(11,486)	(1.30)	(13,676)	(1.39)
Income and capital taxes	(348)	(0.16)	(304)	(0.15)	(1,314)	(0.15)	(1,280)	(0.13)
Funds from operations and	$40,744	$18.21	$48,281	$23.24	$175,139	$19.88	$197,675	$20.11
cash netbacks

(1) General and administrative expense excludes non-cash G&A and non-cash equity-based compensation expense.
(2) Interest excludes non-cash accretion expense.

Funds from operations decreased in total for the three months and year ended December 31, 2010 compared to the same periods of 2009 primarily due to our asset dispositions completed in the third quarter of 2009 and the second quarter of 2010 that generally impacted all revenues and expenses. However, funds from operations have been positively impacted during 2010 due to completion of the Glacier gas plant whereby we have realized production rates exceeding 50 mmcf/d (8,300 boe/d). Due to stronger than expected well performance, we were able to exit 2010 with Glacier production exceeding 60 mmcf/d (10,000 boe/d). Funds from operations per boe or cash netbacks decreased when compared to 2009 primarily due to lower realized derivative gains as we have less natural gas production hedged for 2010 at lower average prices. However, our successful commodity price risk management program has still enabled us to realize significant gains on derivatives of $45.1 million for the year ended December 31, 2010 that has helped to offset the continued weak natural gas prices and positively impact funds from operations. Funds from operations has also benefited during this year from higher crude oil prices and continued cost reductions. Unfortunately, natural gas prices still remain weak and pose a continuing challenge to the entire natural gas industry. Operating costs per boe decreased as we continue to realize benefits from our divestment of higher cost assets and the addition of lower cost production due to the completion of our Glacier gas plant. Interest expense has also continued to decrease as we utilized proceeds from the various asset dispositions and both the equity financing and convertible debenture issuance during the periods to repay bank indebtedness and maturing convertible debentures. When comparing the current quarter to the third quarter of 2010, our funds from operations per boe increased 6% to $18.21/boe from $17.19/boe as both production and crude oil prices increased, partially offset by the impact of lower natural gas prices.

Advantage Oil & Gas Ltd. - 12

Contractual Obligations and Commitments

The Corporation has contractual obligations in the normal course of operations including purchases of assets and services, operating agreements, transportation commitments, sales contracts, bank indebtedness and convertible debentures. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The following table is a summary of the Corporation’s remaining contractual obligations and commitments. Advantage has no guarantees or off-balance sheet arrangements other than as disclosed.

	Payments due by period
($ millions)	Total	2011	2012	2013	2014	2015
Building leases	$10.8	$3.5	$3.4	$2.5	$1.4	$-
Pipeline/transportation	34.2	8.3	8.4	8.1	7.3	2.1
Capital lease obligations	0.8	0.8	-	-	-	-
Bank indebtedness (1)	290.7	-	290.7	-	-	-
Convertible debentures (2)	148.5	62.3	-	-	-	86.2
Total contractual obligations	$485.0	$74.9	$302.5	$10.6	$8.7	$88.3

(1)
The Corporation’s bank indebtedness does not have specific maturity dates. It is governed by a credit facility agreement with a syndicate of financial institutions. Under the terms of the agreement, the facility is reviewed annually, with the next review scheduled in June 2011. The facility is revolving, and is extendible at each annual review for a further 364 day period at the option of the syndicate. If not extended, the credit facility is converted at that time into a one-year term facility, with the principal payable at the end of such one-year term. Management fully expects that the facility will be extended at each annual review.

(2)
As at December 31, 2010, Advantage had $148.5 million convertible debentures outstanding (excluding interest payable during the various debenture terms). Each series of convertible debentures are convertible to shares based on an established conversion price. All remaining obligations related to convertible debentures can be settled through the payment of cash or issuance of shares at Advantage’s option.

Liquidity and Capital Resources

The following table is a summary of the Corporation’s capitalization structure.

($000, except as otherwise indicated)	December 31, 2010
Bank indebtedness (long-term)	$290,657
Working capital deficit (1)	64,452
Net debt	$355,109
Shares outstanding, representing shareholders' equity	164,092,009
Shares closing market price ($/share)	$6.76
Market capitalization (2)	$1,109,262
Convertible debentures maturity value (current and long-term)	$148,544
Total capitalization	$1,612,915

(1)  Working capital deficit includes accounts receivable, prepaid expenses and deposits, accounts payable and  accrued liabilities, and the current portion of capital lease obligations.

(2)  Market capitalization is a non-GAAP measure.

Advantage Oil & Gas Ltd. - 13

Advantage monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The capital structure of the Corporation is composed of working capital, bank indebtedness, convertible debentures, capital lease obligations and shareholders’ equity. Advantage may manage its capital structure by issuing new shares, repurchasing outstanding shares, obtaining additional financing either through bank indebtedness or convertible debenture issuances, refinancing current debt, issuing other financial or equity-based instruments, declaring a dividend, implementing a dividend reinvestment plan, adjusting capital spending, or disposing of assets. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis.

Management of the Corporation’s capital structure is facilitated through its financial and operational forecasting processes. The forecast of the Corporation’s future cash flows is based on estimates of production, commodity prices, forecast capital and operating expenditures, and other investing and financing activities. The forecast is regularly updated based on new commodity prices and other changes, which the Corporation views as critical in the current environment. Selected forecast information is frequently provided to the Board of Directors. This continual financial assessment process further enables the Corporation to mitigate risks. The Corporation continues to satisfy all liabilities and commitments as they come due.

The current economic situation has placed considerable pressure on commodity prices. Natural gas prices have remained weak throughout 2009 and 2010 due to the ailing economy as well as high inventory levels with AECO gas presently trading at approximately $3.80/mcf. Crude oil has improved since early 2009 and has continued to increase with WTI at approximately US$104/bbl. The outlook for the Corporation from prolonged weak natural gas prices would be reductions in operating netbacks and funds from operations. Management has partially mitigated this risk through our commodity hedging program but the lower natural gas price environment has still had a significant negative impact. In order to strengthen our financial position and balance our cash flows, in 2009 we completed an equity financing, two asset dispositions, and issued 5.00% convertible debentures and in 2010 we completed two additional asset dispositions. These steps have allowed us to repay significant bank indebtedness and maturing convertible debentures and also enabled us to focus capital spending on our Glacier Montney natural gas resource play. However, we continue to be very cognizant of improving our financial flexibility in the current environment and have initiated a process to sell certain oil-weighted assets to Longview with an anticipated closing date in April, 2011. The net proceeds from the Transaction will be utilized to further repay bank indebtedness.

We believe that Advantage has implemented strategies to protect our business as much as possible in the current industry and economic environment. We have implemented a strategy to balance funds from operations and our capital program expenditure requirements. A successful hedging program was also executed to help reduce the volatility of funds from operations. However, we are still exposed to risks as a result of the current economic situation. We continue to closely monitor the possible impact on our business and strategy, and will make adjustments as necessary with prudent management.

Shareholders’ Equity and Convertible Debentures

Advantage has utilized a combination of equity, convertible debentures and bank debt to finance acquisitions and development activities.

As at December 31, 2010, the Corporation had 164.1 million shares outstanding. During 2010 we have issued 1,346,481 shares to employees in accordance with the vesting provisions of the RSPIP. As at March 22, 2011, shares outstanding have increased to 164.5 million.

The Corporation had $148.5 million convertible debentures outstanding at December 31, 2010 that were immediately convertible to 13.0 million shares based on the applicable conversion prices (December 31, 2009 - $218.5 million outstanding and convertible to 15.8 million shares). During the year ended December 31, 2010, there were no conversions of debentures. The principal amount of 6.50% convertible debentures matured on June 30, 2010 and was settled with $69.9 million in cash. As at March 22, 2011, the convertible debentures outstanding have not changed from December 31, 2010. We have $62.3 million of 7.75% and 8.00% debentures that mature in December 2011 and $86.2 million of 5.00% debentures that mature in January 2015. These obligations can be settled through the payment of cash or issuance of shares at Advantage’s option.

Bank Indebtedness, Credit Facility and Other Obligations

At December 31, 2010, Advantage had bank indebtedness outstanding of $290.7 million. Bank indebtedness has increased $40.4 million since December 31, 2009, primarily the result of our significant capital expenditure program during this year. The Corporation’s credit facility is $525 million, comprised of a $20 million extendible revolving operating loan facility and a $505 million extendible revolving loan facility (the “Credit Facilities”). The Credit Facilities are collateralized by a $1 billion floating charge demand debenture covering all assets of the Corporation. As well, the borrowing base for the Corporation’s credit facilities is determined through utilizing our regular reserve estimates. The banking syndicate thoroughly evaluates the reserve estimates based upon their own commodity price expectations to determine the amount of the borrowing base. Revisions or changes in the reserve estimates and commodity prices can have either a positive or a negative impact on the borrowing base of the Corporation. The next annual review is scheduled to occur in June 2011. There can be no assurance that the $525 million credit facility will be renewed at the current borrowing base level at that time.

Advantage Oil & Gas Ltd. - 14

Advantage had a working capital deficiency of $64.5 million as at December 31, 2010. Our working capital includes items expected for normal operations such as trade receivables, prepaids, deposits, trade payables and accruals as well as the current portion of capital lease obligations. Working capital varies primarily due to the timing of such items, the current level of business activity including our capital expenditure program, commodity price volatility, and seasonal fluctuations. Our working capital deficiency is usually higher at the end of the year, as would be expected, due to accounts payable and accrued liabilities associated with our capital expenditure program. We do not anticipate any problems in meeting future obligations as they become due given the level of our funds from operations. It is also important to note that working capital is effectively integrated with Advantage’s revolving operating loan facility, which assists with the timing of cash flows as required. Advantage has a capital lease obligation on various equipment used in its operations. The total amount of principal obligation outstanding at December 31, 2010 is $0.8 million, bearing interest at an effective rate of 5.8%, and is collateralized by the related equipment. The lease expires in 2011 at which time title of the equipment will transfer to Advantage.

Capital Expenditures

	Three months ended		Year ended
	December 31		December 31
($000)	2010	2009	2010	2009
Land and seismic	$1,023	$(186)	$4,309	$2,080
Drilling, completions and workovers	55,902	33,566	169,814	105,618
Well equipping and facilities	11,896	24,615	48,782	61,155
Other	97	51	403	213
	$68,918	$58,046	$223,308	$169,066
Property dispositions	(226)	34	(69,676)	(245,150)
Net capital expenditures	$68,692	$58,080	$153,632	$(76,084)

Advantage’s exploitation and development program is focused primarily at Glacier, Alberta where we are developing a significant natural gas resource play. Our preference is to operate a high percentage of our properties such that we can maintain control of capital expenditures, operations and cash flows. Advantage’s acquisition strategy has been to acquire long-life properties with strong drilling opportunities while retaining a balance of year round access and risk.

For the year ended December 31, 2010, the Corporation spent a net $153.6 million and drilled a total of 50.2 net (63 gross) wells at a 98% success rate. Total capital spending included $192.4 million at Glacier, $5.3 million at Sunset, $3.9 million at Nevis, $4.5 million in Saskatchewan, and the remaining balance at other areas. However, we continue to focus on development of our Montney natural gas resource play at Glacier where Advantage will continue to employ a phased development approach. Phase II was completed during the second quarter of 2010 and costs incurred were lower than anticipated due to our successful drilling program which demonstrated well productivities that exceeded internal expectations and reduced drilling and completion costs. Construction of our facilities and gas gathering system expansions were completed ahead of schedule and on-budget leading to an earlier than anticipated commissioning of Advantage’s 100% working interest gas plant in March 2010. The Glacier gas plant has been operating at its design capacity with throughput rates between 50 and 55 mmcf/d. Due to stronger than expected well performance, we were able to further increase Glacier production ending the year exceeding 60 mmcf/d (10,000 boe/d). Our Phase III expansion began at the end of the second quarter of 2010 and included the drilling of 28 net (28 gross) horizontal wells and the fabrication of a new processing train to facilitate expansion of our Glacier gas plant to its current production capacity of 100 mmcf/d. In addition to the current production rate of 100 mmcf/d, we currently have an incremental 100 mmcf/d (16,667 boe/d) of production capacity available and additional wells will be brought on-stream as required to offset declines and maintain production. The amount of excess field production capacity above our current plant capacity is a result of our successful drilling program which demonstrated well test rates that exceeded expectations and proved up a large portion of our undrilled acreage at Glacier.

On May 31 and June 3, 2010, we closed two additional asset dispositions of non-core natural gas weighted properties for net proceeds of $66.5 million and representing production of approximately 1,700 boe/d. During 2010 we had a number of other minor dispositions that were successfully completed. The net proceeds from the dispositions were utilized to reduce outstanding debt.

Advantage Oil & Gas Ltd. - 15

Sources and Uses of Funds

The following table summarizes the various funding requirements during the year ended December 31, 2010 and 2009 and the sources of funding to meet those requirements:

	Year ended
	December 31
($000)	2010	2009
Sources of funds
Funds from operations	$175,139	$197,675
Property dispositions	69,676	245,150
Increase in bank indebtedness	41,068	-
Decrease in working capital	15,002	-
Units issued, net of costs	-	96,770
Convertible debentures issued, less costs	-	82,515
	$300,885	$622,110
Uses of funds
Expenditures on fixed assets	$223,308	$169,066
Convertible debenture maturities	69,927	82,107
Expenditures on asset retirement	6,275	5,437
Reduction of capital lease obligations	1,375	2,299
Decrease in bank indebtedness	-	336,933
Distributions to Unitholders	-	23,481
Increase in working capital	-	2,787
	$300,885	$622,110

Funds from operations decreased during the year ended December 31, 2010 compared to 2009, due to reduced production attributed to asset dispositions and lower realized derivative gains from less natural gas production hedged for this year at lower average prices. However, funds from operations were positively impacted during 2010 from an improvement in crude oil prices and continued cost reduction efforts. Significant asset dispositions were completed in both 2010 and 2009 with proceeds utilized to generally repay bank indebtedness and convertible debenture maturities. During the second quarter of 2010 our 6.50% convertible debentures matured and were settled with $69.9 million in cash. Bank indebtedness increased in 2010 as would be expected due to our very active capital expenditure program that included finalizing our Glacier Phase II program and commencing Phase III that comprised expanding the Glacier gas plant to 100 mmcf/d and drilling 28 wells. We have focused on balancing our funds from operations and expenditures on fixed assets to maintain a strong balance sheet and preserve financial flexibility.

Advantage Oil & Gas Ltd. - 16

Annual Financial Information

The following is a summary of selected financial information of the Corporation and the Fund for the years indicated.

	Year ended	Year ended	Year ended
	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2008
Total revenue (before royalties) ($000)	$364,501	$429,492	$741,962
Net loss ($000)	$(44,208)	$(86,426)	$(20,577)
per share - basic and diluted	$(0.27)	$(0.56)	$(0.15)
Total assets ($000)	$1,842,571	$1,927,241	$2,302,746
Long term financial liabilities ($000) (1)	$363,675	$383,797	$718,511
Distributions declared per Trust Unit (2)	$-	$0.08	$1.40

(1) Long term financial liabilities exclude asset retirement obligations and future income taxes.

(2) On March 18, 2009 Advantage annouced the discontinuance of distributions.

Total revenue (before royalties) was significantly higher in 2008 as compared to 2009 and 2010 due to much stronger commodity prices and higher production. However, a net loss was still experienced in 2008 as we recognized a $120.3 million impairment of goodwill. For 2009 and 2010, total revenue (before royalties) decreased significantly as a result of considerably reduced commodity prices and lower production resulting from various asset dispositions completed in these years. The lower commodity prices also primarily contributed to the net losses recognized. Total assets have continually decreased from 2008 through 2010 due to the asset dispositions and depletion, depreciation and accretion expense that has exceeded capital spending activity. From 2008 to 2010 we have also experienced significant decreases in long term financial liabilities due to our concerted efforts to reduce debt, including utilizing net proceeds from significant asset dispositions, an equity financing, and a convertible debenture issuance. We also suspended all distributions in March 2009 and completed our conversion to a corporation in July 2009.

Quarterly Performance

	2010				2009
($000, except as otherwise	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
indicated)
Daily production
Natural gas (mcf/d)	106,125	104,714	107,821	87,346	84,466	91,200	124,990	117,968
Crude oil and NGLs (bbls/d)	6,620	6,835	7,395	7,975	8,488	8,431	10,212	10,942
Total (boe/d)	24,308	24,287	25,365	22,533	22,566	23,631	31,044	30,603
Average prices
Natural gas ($/mcf)
Excluding hedging	$3.49	$3.51	$3.81	$5.26	$4.28	$2.89	$3.56	$5.36
Including hedging	$4.81	$4.80	$5.58	$6.87	$6.90	$6.10	$5.63	$6.52
AECO monthly index	$3.58	$3.72	$3.86	$5.35	$4.18	$3.03	$3.66	$5.64
Crude oil and NGLs ($/bbl)
Excluding hedging	$69.19	$61.84	$64.66	$67.23	$63.04	$56.99	$55.89	$43.41
Including hedging	$64.14	$59.01	$61.80	$62.42	$57.85	$54.02	$54.51	$54.54
WTI ($US/bbl)	$85.18	$76.21	$77.98	$78.79	$76.17	$68.29	$59.62	$43.21
Total revenues (before royalties)	$86,012	$83,335	$96,377	$98,777	$98,782	$93,101	$114,659	$122,950
Net income (loss)	$(18,169)	$(16,915)	$(22,279)	$13,155	$(14,213)	$(53,293)	$(37,810)	$18,890
per share - basic	$(0.11)	$(0.10)	$(0.14)	$0.08	$(0.09)	$(0.33)	$(0.26)	$0.13
- diluted	$(0.11)	$(0.10)	$(0.14)	$0.08	$(0.09)	$(0.33)	$(0.26)	$0.13
Funds from operations	$40,744	$38,450	$45,605	$50,340	$50,083	$42,213	$51,590	$55,591
Distributions declared	$-	$-	$-	$-	$-	$-	$-	$17,266

Advantage Oil & Gas Ltd. - 17

The table above highlights the Corporation’s and Fund’s performance for the fourth quarter of 2010 and also for the preceding seven quarters. Production decreased modestly in the first quarter of 2009 as we experienced freezing conditions from early cold weather. Production increased in the second quarter of 2009 due to recovery from these cold weather conditions and additional production from a number of wells drilled during the first quarter of 2009 but delayed until after March 31, 2009 such that we could benefit from the 5% Alberta Provincial royalty rate available on such wells. We experienced a significant decrease in production during the third quarter of 2009 as we completed asset dispositions that closed in July 2009. The disposed properties represented approximately 8,100 boe/d of production. As the third quarter of 2009 still included 1,725 boe/d from the disposed properties, production in the fourth quarter of 2009 actually increased 3% from the prior quarter due to a few new wells, partially offset by some natural declines and cold weather conditions that typically cause production interruptions. An extended third party facility outage at our Lookout Butte property that began in 2008 resulted in 1,100 boe/d of reduced production that continued through much of 2009 but was completed and our production came back on in November 2009. Production for the first quarter of 2010 was comparable to the fourth quarter of 2009 but increased dramatically during the second quarter of 2010 as our new gas plant was completed and production from Glacier was increased to between 50 and 55 mmcf/d. We completed two additional asset dispositions during the end of the second quarter of 2010 representing approximately 1,700 boe/d that resulted in modestly lower production. The full impact of these recent dispositions resulted in the decrease in production for the third quarter of 2010 with our production remaining consistent during the fourth quarter of 2010. Our financial results, particularly revenues and funds from operations, have declined since 2008, as commodity prices decreased in response to the financial crisis that materialized in the fall of 2008 and commodity prices continued on a downward trend through to the third quarter of 2009. We experienced improvements in commodity prices during the fourth quarter of 2009 and the first quarter of 2010 that increased our revenues and funds from operations; however, natural gas prices still remained low. During the remainder 2010, natural gas prices weakened again, which has decreased our corresponding revenues and funds from operations. Weak commodity prices, particularly natural gas, have generally resulted in the recognized net losses for 2009 through 2010. Advantage did report net income in the first quarter of 2009 as we recognized both significant realized and unrealized gains on our derivative contracts and moderately lower expenses, including operating costs. Natural gas prices worsen during the second and third quarters of 2009 resulting in the recognition of net losses for the periods. The third quarter 2009 net loss was also impacted by additional costs incurred related to the corporate conversion, including a $23.0 million future income tax expense, and increased depletion and depreciation expense from a higher DD&A rate per boe that resulted from the asset dispositions. The net loss decreased during the fourth quarter of 2009 as commodity prices marginally improved. Partially offsetting the net losses experienced during 2009 has been the continuing reduction in costs including royalties and operating costs. We recognized net income during the first quarter of 2010 with improved crude oil prices and realized and unrealized gains on our derivative contracts associated with weak natural gas prices. Natural gas prices worsened during the remainder of 2010, resulting in the continued net losses during these quarters.

Critical Accounting Estimates

The preparation of financial statements in accordance with GAAP requires Management to make certain judgments and estimates. Changes in these judgments and estimates could have a material impact on the Corporation’s financial results and financial condition.

Management relies on the estimate of reserves as prepared by the Corporation’s independent qualified reserves evaluator. The process of estimating reserves is critical to several accounting estimates. The process of estimating reserves is complex and requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development and production activities becomes available and as economic conditions impact crude oil and natural gas prices, operating costs, royalty burden changes, and future development costs. Reserve estimates impact net income through depletion and depreciation and impairment of petroleum and natural gas properties. The reserve estimates are also used to assess the borrowing base for the Corporation’s credit facilities. Revision or changes in the reserve estimates can have either a positive or a negative impact on net income and the borrowing base of the Corporation.

Management’s process of determining the provision for future income taxes, the provision for asset retirement obligation costs and related accretion expense, the fair values initially assigned to the convertible debentures liability and equity components, and the fair values assigned to any acquired company’s assets and liabilities in a business combination is based on estimates. These estimates are significant and can include proved and probable reserves, future production rates, future petroleum and natural gas prices, future costs, future interest rates, future tax rates and other relevant assumptions. Revisions or changes in any of these estimates can have either a positive or a negative impact on asset and liability values and net income.

In accordance with GAAP, derivative assets and liabilities are recorded at their fair values at the reporting date, with unrealized gains and losses recognized directly into net income and comprehensive income in the same period. The fair value of derivatives outstanding is an estimate based on pricing models, estimates, assumptions and market data available at that time. As such, the recognized amounts are non-cash items and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices and foreign exchange rates as compared to the valuation assumptions.

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International Financial Reporting Standards

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) confirmed that Canadian GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for the fiscal years beginning on or after January 1, 2011. Accordingly, the conversion from Canadian GAAP to IFRS will be applicable to the Corporation’s reporting for the first quarter 2011, for which the current and comparative information will be prepared under IFRS. We expect the transition to IFRS will impact accounting, financial reporting, processes, internal controls over financial reporting, taxes, and information systems. Management has engaged its key personnel responsible and developed an overall plan to address IFRS implementation. We anticipate no impact on the Corporations operations or business strategy from conversion to IFRS.

Phase one of our plan consisted of a high level assessment to identify key areas of Canadian GAAP versus IFRS differences that would most likely impact the Corporation. This assessment was completed in early 2009.

Phase two commenced in the third quarter of 2009 and involved the detailed assessment, from an accounting, financial reporting and business perspective, of the changes that would be caused by the conversion to IFRS. Specific accounting processes and policy review included: property, plant and equipment, exploration and evaluation costs, depreciation, impairment of assets, decommissioning liabilities and provisions, deferred income taxes, financial reporting and information systems. The deliverables for this phase include specific accounting policies for the above mentioned topics and also includes IFRS transitional choices. This phase is currently still in progress but is being finalized. The most significant change identified for Advantage, as with many companies in the oil and gas industry, will be associated with accounting for property, plant and equipment (“PP&E”). During the early stages of this phase, we had concentrated on the accounting for PP&E and have now primarily completed our assessments with key policy choices to be approved and finalized. We have now also evaluated most other accounting issues identified whereby differences between Canadian GAAP and IFRS exist for Advantage and have completed preliminary assessments and developed draft accounting policies.

Phase three involves the execution of the work completed in phase two, by making changes to business and accounting processes and supporting information systems, as well as the formal documentation of the final approved accounting policies and procedures compliant with IFRS. This phase is progressing well and is expected to be completed in early 2011. Details surrounding the collection of comparative financial and other data in 2010 are currently being finalized in this phase. We are also in the process of finalizing our accounting policies and determining the financial impacts. We have completed our initial draft IFRS transitional balance sheet as of January 1, 2010 and our first three quarters of 2010 financial statements based on preliminary selected accounting policies. Our external auditors have been conducting their audit work of our transitional balance sheet and review of our first and second quarters of 2010 financial statements. Their work is not yet completed and we will have ongoing discussions with them through the entire process. We have now started to prepare draft IFRS financial statements for the fourth quarter of 2010 and believe we are on schedule to complete the conversion within the required deadline. The draft transitional balance sheet and quarterly financial statements are subject to change depending upon the finalization and approval of accounting policies.

Education and training of key financial employees has been primarily completed. Training of other staff, management, and the Board is ongoing throughout the conversion project. Advantage views education and training as critical to our financial reporting controls and is a permanent process that we will continue. We will begin an education program for key stakeholders upon finalizing the impacts of the IFRS conversion project.

The Corporation has identified the following areas as having the greatest potential impact on the accounting policies, financial reporting and information systems requirements upon conversion to IFRS. Differences between IFRS and Canadian GAAP in addition to those referred to below, may still be identified based on further detailed analysis and other changes in IFRS prior to conversion in 2011. Advantage has not yet finalized all of its accounting policies or transitional choices and as such is unable to quantify all of the impacts on the financial statements of adopting IFRS at this time. Any accounting policy selections or potential impacts referred to below are preliminary and are not finalized until all policies have been selected, approved by the Board of Directors, and completion of the corresponding audit and reviews by our external auditors. We continue to monitor other IFRS developments that may impact our choice of accounting policies.

a)      Property, plant and equipment

The Corporation, like many Canadian oil and gas reporting issuers, applies the “full cost” concept in accounting for its oil and gas assets. Under full cost, capital expenditures are maintained in a single cost centre for each country, and the cost centre is subject to a single depletion and depreciation calculation and impairment test. IFRS will require the Corporation to make a much more detailed assessment of its oil and gas assets that will impact depreciation and impairment calculations. Included in this assessment is an ongoing appraisal of exploration and evaluation expenditures (“E&E”). Under Canadian GAAP, it is necessary to track costs associated with unproved properties that would be excluded from depletion and depreciation calculations. Under IFRS, a company may choose to expense E&E associated costs or capitalize such costs without recording depreciation expense until the expenditures are determined to represent technically feasible and commercially viable projects at which time the costs are moved to development properties. Advantage currently anticipates that it will select to capitalize E&E costs except for costs incurred before the acquisition of rights to explore, and to begin depreciating when technically feasible and commercially viable. We do not anticipate this to have a material impact on our financial results other than to the extent that expenditures may be incurred related to unsuccessful wells or projects that will be expensed in the period incurred.

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b)      Depreciation

For Canadian GAAP purposes, the full cost method of accounting for oil and gas properties requires a single calculation of depletion and depreciation of the carrying value of PP&E based on proved reserves. However, IFRS requires an allocation of the amount recognized as PP&E to each significant identified component and each component depreciated separately, utilizing an appropriate method of depreciation. This component depreciation of PP&E will result in an increased number of calculations of depreciation expense and may impact the amount of depreciation expense recognized. IFRS also permits the option of using either proved or proved and probable reserves in the depreciation calculation. Advantage has tentatively concluded at this time to utilize proved and probable reserves which we would expect to decrease annual depreciation expense between $90 and $110 million.

c)      Impairment of Assets

Under Canadian GAAP, impairment calculations are prepared according to a two-step test generally conducted at a country level. Step one involves a comparison of the PP&E carrying value to the undiscounted net cash flows of proved reserves. If a company should fail step one, step two is completed to measure the amount of impairment whereby the PP&E carrying value is compared to a calculated fair value with any excess carrying value above the fair value recognized as an impairment loss. Impairment losses recognized under Canadian GAAP are not subsequently reversed. Under IFRS, impairment testing is completed at an individual asset group or “Cash Generating Unit” level (“CGU”) when indicators suggest there may be impairment. A CGU is defined as the smallest group of assets that produce independent cash flows. Impairment of assets at a CGU level use a one-step approach for testing and measuring asset impairment, with asset carrying values compared to the higher of “Value in Use” and “Fair Value less Costs to Sell”. The IFRS methodology may result in the possibility of more frequent impairments in the carrying value of PP&E. However, under IFRS previous impairment losses (except for goodwill) must be reversed where circumstances change such that the previously recognized impairment has been reduced. Advantage has completed an initial assessment of CGU’s as of the transition date and has determined there to be 12 CGU’s. The number of CGU’s is subject to change as Advantage’s portfolio of assets may change through development activities, acquisitions or dispositions.

d)      Decommissioning Liabilities

Both Canadian GAAP and IFRS require a company to provide for a liability related to decommissioning PP&E. Both methodologies are similar and we have determined there to be no significant difference for Advantage, other than a potential difference related to discount rates. Canadian GAAP requires that the decommissioning liability be discounted at a credit-adjusted risk-free rate while IFRS requires that the decommissioning liability be discounted at an appropriate rate with either the cash flows or rate adjusted for risks. As a result, there currently is the possibility of using a risk-free rate or a credit-adjusted risk-free rate. Advantage has tentatively selected to use the risk-free rate for discounting purposes, currently determined to be approximately 4%, and we expect this would increase the decommissioning liability at transition date between $100 and $110 million.

e)      Deferred Income Taxes

Future income taxes under Canadian GAAP and deferred income taxes under IFRS are similar for Advantage and we are continuing to evaluate this complex area. However, any differences in decommissioning liabilities and PP&E, including depreciation, will impact the carrying value as reported on the balance sheet and therefore result in a difference in the balance of deferred taxes reported under IFRS.

f)      First Time Adoption of International Financial Reporting Standards

IFRS 1 provides the framework for the first time adoption of IFRS and specifies that an entity shall apply the principles under IFRS retrospectively. IFRS 1 also specifies that the adjustments that arise on retrospective conversion to IFRS from other GAAP should be directly recognized in retained earnings. Certain optional exemptions and mandatory exceptions to retrospective application are provided under IFRS 1. Advantage has chosen to apply an exemption that allows an entity that used full cost accounting, at adoption of IFRS, to measure exploration and evaluation assets at the amount measured under its previous GAAP for those assets. The entity may also measure its oil and gas assets in the development and production phases, by allocating the amount determined under the entities previous GAAP to the underlying assets and areas pro rata using reserve volumes or reserve values as of that date. Advantage has made a preliminary allocation based on proved and probable reserves values discounted at 10%. The allocation process had no impact on Advantage’s carrying value of PP&E. As a result of applying this exemption, Advantage will also be required to complete an impairment test under IFRS on the transition date. A preliminary impairment test has been completed for the tentatively determined CGU’s and there is currently no impairment at transition date.

Advantage Oil & Gas Ltd. - 20

Advantage has also elected not to reevaluate prior completed business combinations under Canadian GAAP and has simply reviewed such prior business combinations accounting to ensure that no assets were recognized that would be inappropriate under IFRS. We have not found any such items and there will be no impact from choosing this exemption.

g)      Financial Reporting

The adoption of IFRS will result in different presentation and additional disclosure requirements in the financial statements. Draft IFRS financial statements including notes have been prepared and are being reviewed with our external auditors and Board of Directors. We anticipate that review and discussion of the presentation and disclosures will continue until the first interim financial statements are released for the quarter ended March 31, 2011.

h)      Information Systems

The adoption of IFRS will have an impact on information systems requirements. We have evaluated our financial reporting systems and have made current changes to accommodate IFRS. We will continue assessing the need for additional system upgrades or modifications to ensure an efficient conversion to IFRS and to improve ongoing processes.

i)      Internal Controls

In accordance with the Corporations approach to certification of internal controls required under Canadian Securities Administrators’ National instrument 52-109 and SOX 302 and 404, all entity level, information technology, disclosures and business process controls will require updating and testing to reflect changes arising from our conversion to IFRS. Upon review with internal audit, we have determined there to be minimal updating of processes, controls and documentation required. We will work on updating our processes, controls and documentation during the final phase of IFRS conversion.

Controls and Procedures

The Corporation has established procedures and internal control systems to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Management of the Corporation is committed to providing timely, accurate and balanced disclosure of all material information about the Corporation. Disclosure controls and procedures are in place to ensure all ongoing reporting requirements are met and material information is disclosed on a timely basis. The Chief Executive Officer and President and Chief Financial Officer, individually, sign certifications that the financial statements, together with the other financial information included in the regular filings, fairly present in all material respects the financial condition, results of operations, and cash flows as of the dates and for the periods presented in the filings. The certifications further acknowledge that the filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the filings.

Evaluation of Disclosure Controls and Procedures

The Corporation has established a Disclosure Committee consisting of the executive members with the responsibility of overseeing the Corporation’s disclosure practices and designing disclosure controls and procedures, as specified under Canadian and US securities law, to provide reasonable assurance that information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by the Corporation under applicable securities legislation is recorded, processed, summarized and reported within the time periods specified in applicable securities legislation and that all material information relating to the Corporation is made known to them by others, particularly during the period in which the Corporation’s annual and interim filings are being prepared. All written public disclosures are reviewed and approved by at least one member of the Disclosure Committee prior to issuance. Additionally, the Disclosure Committee assists the Chief Executive Officer and President and Chief Financial Officer of the Corporation in making certifications with respect to the disclosure controls of the Corporation required under applicable regulations and ensures that the Board of Directors is promptly and fully informed regarding potential disclosure issues facing the Corporation.

Management of Advantage, including our Chief Executive Officer and President and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the disclosure controls and procedures as of December 31, 2010. Based on that evaluation, our Chief Executive Officer and President and Chief Financial Officer have concluded that the disclosure controls and procedures are effective as of the end of the period, in all material respects. It should be noted that while the Chief Executive Officer and President and Chief Financial Officer believe that the Corporation’s design of disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system does not provide absolute, but rather is designed to provide reasonable assurance that the objective of the control system is met.

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Management’s Report on Internal Controls over Financial Reporting

The Corporation’s Management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Corporation’s internal control over financial reporting is a process designed, under the supervision and with the participation of executive and financial officers of the Corporation, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Corporation’s financial statements for external reporting purposes in accordance with GAAP.

The Corporation’s internal control over financial reporting includes policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets of the Corporation; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation’s assets that could have a material effect on the financial statements.

The Corporation’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Corporation’s policies and procedures.

The Corporation’s management assessed the design and effectiveness of the internal control over financial reporting as of December 31, 2010, based on the framework established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Chief Executive Officer and President and Chief Financial Officer concluded that the Corporation maintained effective internal control over financial reporting as of December 31, 2010.

During the year ended December 31, 2010, there has been no change in the Corporation’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

Corporate Governance

The Board of Directors’ mandate is to supervise the management of the business and affairs of the Corporation. In particular, all decisions relating to: (i) the acquisition and disposition of properties for a purchase price or proceeds in excess of $5 million; (ii) the approval of annual operating and capital expenditure budgets; and (iii) the establishment of credit facilities and the issuance of additional shares, will be made by the Board.

The Board of Directors meets regularly to review the business and affairs of the Corporation to make any required decisions. The Board of Directors consists of nine members, seven of whom are unrelated to the Corporation. The Independent Reserve Evaluation Committee has four members, the Audit Committee has four members, and the Human Resources, Compensation and Corporate Governance Committee has three members. All members of the various committees are independent. One member of the Audit Committee has been designated a “Financial Expert” as defined in applicable regulatory guidance. In addition, the Chairman of the Board is not related and is not an executive officer of the Corporation.

The Board of Directors approved and Management implemented a Code of Business Conduct and Ethics. The purpose of the code is to lay out the expectation for the highest standards of professional and ethical conduct from our directors, officers and employees. The code reflects our commitment to a culture of honesty, integrity and accountability and outlines the basic principles and policies with which all employees are expected to comply. Our Code of Business Conduct and Ethics is available on our website at www.advantageog.com.

As a foreign private issuer listed on the New York Stock Exchange (the "NYSE"), Advantage is not required to comply with most of the NYSE rules and listing standards and instead may comply with domestic Canadian requirements. Advantage is, however, required to comply with the following NYSE Rules: (i) Advantage must have an audit committee that satisfies the requirements of Rule 10A-3 under the United States Securities Exchange Act of 1934, as amended; (ii) the Chief Executive Officer must promptly notify the NYSE in writing after an executive officer becomes aware of any material non-compliance with the applicable NYSE Rules; (iii) submit an executed annual written affirmation to the NYSE, as well as an interim affirmation each time certain changes occurs to the audit committee; and (iv) provide a brief description of any significant differences between its corporate governance practices and those followed by U.S. domestic issuers listed under the NYSE. Advantage has reviewed the NYSE listing standards and confirms that its corporate governance practices do not differ significantly from such standards.

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A further discussion of the Corporation’s corporate governance practices can be found in the Management Proxy Circular.

Creation of Longview Oil Corp.

On March 7, 2011 Advantage announced that Longview Oil Corp. (“Longview”), a wholly-owned subsidiary of the Corporation, filed a preliminary prospectus on March 4, 2011 for an initial public offering (the “Offering”), which is targeted to raise gross proceeds of $150 million prior to an over-allotment option of up to 15% of the base offering size, exercisable 30 days following the closing of the Offering. The closing of the Offering is expected to occur in April, 2011.

Longview was created to acquire certain oil-weighted assets (the “Acquired Assets”) located in West Central Alberta, Southeast Saskatchewan and the Lloydminster area of Saskatchewan with fourth quarter 2010 average production of 6,220 boe/d (74% crude oil and NGLs, proved reserves of 20.1 mmboe and proved plus probable reserves of 36.9 mmboe, based on a report prepared by Sproule & Associates Limited on the Acquired Assets for Advantage and Longview with an effective date of December 31, 2010. Longview’s business strategy is to provide shareholders with attractive long-term returns that combine both growth and yield by exploiting the Acquired Assets in a financially disciplined manner, acquiring additional long-life oil and gas assets of a similar nature and through the payment of a monthly dividend.

Concurrent with closing of the Offering, Longview will purchase the Acquired Assets from Advantage (the “Transaction”), with consideration comprised of the net proceeds of the Offering, common shares of Longview and proceeds of $100 million to be drawn from an independent Longview credit facility (which is anticipated to be $200 million) to be established at closing. Advantage plans to use the cash proceeds from the Transaction to reduce outstanding bank indebtedness. The Transaction is conditional upon customary industry conditions including the approval of the Board of Directors of Advantage.

Advantage will retain an equity ownership interest of approximately 67% of the common shares of Longview (approximately 62% if the over-allotment option is exercised in full). Concurrent with closing of the Offering, Advantage will enter into a Technical Services Agreement (the “TSA”) with Longview. Under the TSA, Advantage will provide the necessary personnel and technical services to manage Longview's business and Longview will reimburse Advantage on a monthly basis for its share of administrative charges based on respective levels of production. Longview will have an independent board of directors with three initial members. The officers of Longview will provide services to Longview under the TSA but will remain as employees of Advantage.

As a result of the successful completion of the Transaction, historical financial and operating performance as well as forward-looking information may not be indicative of actual future performance.

Outlook

During the first half of 2010, we successfully completed our Phase II Montney development program at Glacier which involved drilling horizontal wells to build production inventory and delineate our land block. Construction on Advantage’s 100% working interest gas plant and gathering system expansion was completed ahead of schedule and on-budget leading to an earlier than anticipated commissioning during March 2010. The Glacier gas plant has since been operating at its design capacity with throughput rates between 50 and 55 mmcf/d. Due to stronger than expected well performance, we were able to further increase Glacier production ending the year exceeding 60 mmcf/d (10,000 boe/d).

Phase III of our Glacier development project began at the end of the second quarter of 2010 and included the drilling of 28 net (28 gross) horizontal wells and the fabrication of a new processing train to facilitate expansion of our Glacier gas plant to a production capacity of 100 mmcf/d. At this time, in addition to the 100 mmcf/d of current production, we have an incremental 100 mmcf/d (16,667 boe/d) of production capacity available and additional wells will be brought on-stream as required to offset declines and maintain production. The amount of excess field production capacity above our current plant capacity is a result of our successful drilling program which demonstrated well test rates that exceeded expectations and proved up a large portion of our undrilled acreage at Glacier.

Drilling results at our cornerstone Glacier property have demonstrated that our Montney development is among the top tier natural gas resource developments in North America. The attractive cost structure at Glacier which includes low operating costs and low royalty rates combined with a multi-decade drilling inventory provides a strong foundation to drive future development beyond 100 mmcf/d of production. With the expansion of Glacier to 100 mmcf/d now completed, a review of well performance, facility capacity and actual costs will be undertaken by Advantage to assess the timing and capital requirements for the next phase of growth at Glacier. Advantage will provide additional corporate guidance and communicate future development plans on or about mid-year 2011.

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Sensitivities

The following table displays the current estimated sensitivity on funds from operations and funds from operations per share to changes in production, commodity prices, exchange rates and interest rates for 2011 including our hedging activities.

	Impact on Annual Funds from Operations
	$000	per share
Natural gas
AECO monthly price change of $1.00/Mcf	$31,400	$0.19
Production change of 6.0 mmcf/d	$7,500	$0.05
Crude oil and NGLs
WTI price change of US$10.00/bbl	$13,100	$0.08
Production change of 1,000 bbls/d	$24,800	$0.15
$US/$Canadian exchange rate change of $0.01	$2,700	$0.02
Interest rate change of 1%	$3,400	$0.02

Additional Information

Additional information relating to Advantage can be found on SEDAR at www.sedar.com and the Corporation’s website at www.advantageog.com. Such other information includes the annual information form, the annual information circular - proxy statement, press releases, material contracts and agreements, and other financial reports. The annual information form will be of particular interest for current and potential shareholders as it discusses a variety of subject matter including the nature of the business, description of our operations, general and recent business developments, risk factors, reserves data and other oil and gas information.

March 22, 2011

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